UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On January 5, 2010, ASAT Holdings Limited (the “Company”) issued a press release to announce that it had scheduled an Extraordinary General Meeting of shareholders to be held on Tuesday, January 12, 2010, at 11:30 a.m. China Standard Time at the Company’s Dongguan Factory in China. A copy of the press release is attached as Exhibit 99.1 and the Circular to Shareholders and the Form of Proxy are attached at Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 5, 2010

	By:	/S/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release, dated January 5, 2010, of ASAT Holdings Limited (the “Company”) to announce that it had scheduled an Extraordinary General Meeting of shareholders to be held on Tuesday, January 12, 2010, at 11:30 a.m. China Standard Time at the Company’s Dongguan Factory in China.

99.2	Circular to Shareholders and Form of Proxy.

Exhibit 99.1

ASAT Holdings Limited Announces Scheduling of Extraordinary General Meeting of Shareholders

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – January 5, 2010 –ASAT Holdings Limited (ASTTY.PK) (the “Company”), a global provider of semiconductor package design, assembly and test services, announced that it has scheduled an Extraordinary General Meeting of shareholders for Tuesday, January 12, 2010, at 11:30 a.m. China Standard Time. The meeting will be held at the Company’s Dongguan Factory in China, which is located in the Zhen An Hi-Tech Industrial Park on Zhen An Road in Chang An Town, Dongguan City, Guangdong Province, 523850, People’s Republic of China.

Shareholders of record at the close of business on January 5, 2010, will receive a copy of the definitive proxy statement. Shareholders will be requested to consider, and if thought fit, to pass the following as an ordinary resolution:

“THAT the sale of 1,035 shares of ASAT Limited, which constitutes the entire issued and fully paid up share capital of ASAT Limited (the “Sale Shares”, as defined in the sale and purchase agreement entered into on 31 December 2009 between the Company, New ASAT (Finance) Limited and the Purchaser (as defined below) (the “SPA”)) and all of the Company’s right, title and interest to the inter-company receivables owing to the Company, as lender, by ASAT Limited, as borrower (the “ASAT Holdings Loan Receivables”) to United Test and Assembly Centre Ltd., a company incorporated under the laws of Singapore, or its nominee (the “Purchaser), upon and subject to the terms and conditions of the SPA, be and is hereby approved, and THAT this resolution shall (i) constitute consent of the Shareholders of the Company under and for the purposes of Clause 4.1(c) of the SPA and (ii) authorise the sale of substantially all of the assets of the Company under and for the purposes of Article 41 of the Articles of Association of the Company.”

A copy of the SPA and further information may be viewed on the Company’s website at www.asat.com and on the website of the US Securities and Exchange Commission at www.sec.gov.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

ASAT HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

CIRCULAR TO SHAREHOLDERS

5 January 2010

Dear Shareholders

1	Introduction

1.1	The purpose of this Circular is to provide you with notice of a forthcoming extraordinary general meeting (EGM) of ASAT Holdings Limited (the Company) which is to take place at the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on 12 January 2010 at 11:30 a.m.

1.2	The EGM has been convened in order to invite the Company’s shareholders to consider and, if thought fit, approve the sale of 1,035 shares of ASAT Limited, which constitutes the entire issued and fully paid up share capital of ASAT Limited (a wholly owned subsidiary of the Company) (the “Sale Shares”) and all of the Company’s right, title and interest to the inter-company receivables owing to the Company, as lender, by ASAT Limited, as borrower (the “ASAT Holdings Loan Receivables”) to United Test and Assembly Centre Ltd. a company incorporated under the laws of Singapore, registered under number 199708070H, whose registered office is at 5 Serangoon North Ave 5, Singapore 554916, or its nominee (the “Purchaser”).

2	Approval of the sale of the Sale Shares and the ASAT Holdings Loan Receivables

2.1	The Company has entered into a sale and purchase agreement dated 31 December 2009 between the Company, New ASAT (Finance) Limited (“ASAT Finance”) and the Purchaser (the “SPA”), under the terms of which the Company has agreed to sell the Sale Shares and the ASAT Holdings Loan Receivables to the Purchaser, and ASAT Finance has agreed to sell all of its right, title and interest to the inter-company receivables owing to ASAT Finance, as lender, by ASAT Limited, as borrower (the “ASAT Finance Loan Receivables”) to the Purchaser, upon and subject to the terms and conditions set out therein.

2.2	A copy of the SPA and a press release giving further details can be viewed at www.asat.com.

2.3	It is a condition precedent to Completion of the SPA that the shareholders of the Company, at a duly convened general meeting of the Company, shall have provided their consent, if required, to the sale of the Sale Shares and the ASAT Holdings Loan Receivables.

2.4	The aggregate consideration for the Sale Shares and the ASAT Holdings Loan Receivables payable to the Company and for the ASAT Finance Loan Receivables payable to ASAT Finance will be US$44,643,887, subject to a downward post-closing adjustment of up to US$5,000,000, which is calculated on the basis of working capital, debt and certain additional factors. The consideration for the Sale Shares is US$1. The board of directors of the Company and of ASAT Finance have resolved that payment for the ASAT Holdings Loan Receivables and the ASAT Finance Loan Receivables shall be divided between them pro rata to the outstanding amounts as of the date of completion unless otherwise approved by both boards of directors. As of the date hereof, the approximate amounts of the ASAT Holdings Loan Receivables and the ASAT Finance Loan Receivables are US$225 million and US$164 million, respectively.

2.5	After considering the terms and conditions of the SPA, including the consideration to be received by the Company and the representations and warranties to be given by the Company, the Directors consider that the sale of the Sale Shares and the ASAT Holdings Loan Receivables to the Purchaser, upon and subject to the terms and conditions of the SPA, is in the best commercial interests of the Company as a whole (including its shareholders and creditors). The Board therefore recommends that you vote in favour of the resolution.

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3	Procedure for approval

3.1	A sale by the Company of all or substantially all of its assets must be approved by an ordinary resolution of the Company’s shareholders, in accordance with Article 41 of its Articles of Association. An ordinary resolution is a resolution approved by a majority of more than half of the votes of such shareholders of the Company as, being entitled to do so, vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as an ordinary resolution has been duly given.

3.2	Voting at the EGM will be by way of poll at the insistence of the Chairman, as provided for at Article 57 of the Company’s Articles of Association.

4	Formalities

The EGM will be held at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on 12 January 2010 at 11:30 a.m. If you are a registered holder of ordinary shares of the Company then you may attend in person or you may appoint a proxy to attend and vote on your behalf. Note that for convenience you may elect to appoint the Chairman of the EGM to be your proxy by indicating as such on the form of proxy enclosed with this circular. Please note the instructions on the form of proxy for submitting the same in good time prior to the holding of the EGM.

Yours faithfully

/s/ Jonathan Ross
Signed by Jonathan Ross
Company Secretary
For and on behalf of the Board of Directors of
ASAT HOLDINGS LIMITED

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ASAT HOLDINGS LIMITED

(THE “COMPANY”)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE COMPANY

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on January 12, 2010 at 11:30 a.m. on for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an Ordinary Resolution

THAT the sale of 1,035 shares of ASAT Limited, which constitutes the entire issued and fully paid up share capital of ASAT Limited (the “Sale Shares”, as defined in the sale and purchase agreement entered into on 31 December 2009 between the Company, New ASAT (Finance) Limited and the Purchaser (as defined below) (the “SPA”)) and all of the Company’s right, title and interest to the inter-company receivables owing to the Company, as lender, by ASAT Limited, as borrower (the “ASAT Holdings Loan Receivables”) to United Test and Assembly Centre Ltd., a company incorporated under the laws of Singapore, or its nominee (the "Purchaser), upon and subject to the terms and conditions of the SPA, be and is hereby approved, and THAT this resolution shall (i) constitute consent of the Shareholders of the Company under and for the purposes of Clause 4.1(c) of the SPA and (ii) authorise the sale of substantially all of the assets of the Company under and for the purposes of Article 41 of the Articles of Association of the Company.

By order of the Board

/s/ Jonathan Ross
Company Secretary, on behalf of the Board of Directors

Dated: this 5th day of January, 2010

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

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*A form of proxy has been included with this Notice.

NOTES

1	A shareholder entitled to attend and vote at the above EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or send it by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

3	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	The quorum for the EGM is two persons holding in person or representing by proxy not less than one-third in nominal value of the issued shares and entitled to vote on the resolutions to be considered at the EGM.

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ASAT HOLDINGS LIMITED

(the “Company”)

FORM OF PROXY FOR REGISTERED SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

being (a) shareholder(s) of the Company with                                  shares respectively hereby appoint the Chairman of the EGM (as defined below) or of
or failing him/her
of

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on January 12, 2010 at 11:30 am and at any adjournment of the EGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolution	For	Against	Abstain

1.        As an Ordinary Resolution

THAT the sale of 1,035 shares of ASAT Limited, which constitutes the entire issued and fully paid up share capital of ASAT Limited (the “Sale Shares”, as defined in the sale and purchase agreement entered into on 31 December 2009 between the Company, New ASAT (Finance) Limited and the Purchaser (as defined below) (the “SPA”)) and all of the Company’s right, title and interest to the inter-company receivables owing to the Company, as lender, by ASAT Limited, as borrower (the “ASAT Holdings Loan Receivables”) to United Test and Assembly Centre Ltd., a company incorporated under the laws of Singapore, or its nominee (the “Purchaser), upon and subject to the terms and conditions of the SPA, be and is hereby approved, and THAT this resolution shall (i) constitute consent of the Shareholders of the Company under and for the purposes of Clause 4.1(c) of the SPA and (ii) authorise the sale of substantially all of the assets of the Company under and for the purposes of Article 41 of the Articles of Association of the Company.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

Dated:	day of	2010.

Signed:

Name:

NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorised in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

2	If any proxy other than the Chairman of the EGM is preferred, please strike out the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the EGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy is for use by shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or sent by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company.

6	Any alterations made to this form must be initialled by you.

7	The completion and return of this form will not prevent you from attending the EGM and voting in person should you so wish.

8	In the case of joint holders:

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8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

9	A proxy may vote on a show of hands or on a poll.

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